Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:

Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of April 30, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	53.78	53.78	53.38	53.38
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	0
4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	699,370.40
8	Haim Ben-Dor	Series F Debentures	1,789,009.50
9	Haim Ben-Dor	Series K Debentures	445,400
10	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
11	Arie Mientkavich	Unregistered Options	100,000
12	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
13	Yair Orgler	Unregistered Options	12,400			0.01	0.01
14	Yair Orgler	Series C Debentures	80,000
15	Yair Orgler	Series D Debentures	300,000
16	Yair Orgler	Series F Debentures	132,540
17	Yair Orgler	Series I Debentures	80,000
18	Noga Knaz	Unregistered Options	4,800			0.00	0.00
19	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.13	0.13
20	Aharon Soffer	Unregistered Options	190,000
21	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	11,226,265	6.79	6.79	6.74	6.74
22	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,551,794
23	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
24	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	41,772,085
25	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	152,835,913
26	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	37,877,197
27	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	79,314,137
28	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	82,819,690
29	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	82,670,678
30	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	19,998,732
31	Mawer Investment Management Ltd.	Ordinary Shares	8,615,080	5.21	5.21	5.17	5.17

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
32	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.12	0.12
33	Gil Kotler	Unregistered Options	43,750
34	Gil Kotler	Unregistered Options	95,584
35	Gil Kotler	RSU	13,382
36	Gil Kotler	PSU	29,470
37	Varda Zuntz	Ordinary Shares	60,037	0.04	0.04	0.08	0.08
38	Varda Zuntz	Unregistered Options	25,000
39	Varda Zuntz	Unregistered Options	38,234
40	Varda Zuntz	RSU	5,353
41	Varda Zuntz	PSU	11,788
42	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.10	0.10
43	Eran Ballan	Unregistered Options	32,500
44	Eran Ballan	Unregistered Options	95,584
45	Eran Ballan	RSU	13,382
46	Eran Ballan	PSU	29,470
47	Rami Vaisenberger	Ordinary Shares	0	0.00	0.00	0.06	0.06
48	Rami Vaisenberger	Unregistered Options	17,500
49	Rami Vaisenberger	Unregistered Options	57,351
50	Rami Vaisenberger	RSU	8,029
51	Rami Vaisenberger	PSU	17,682
52	Ronen Geles	Ordinary Shares	0	0.00	0.00	0.04	0.04
53	Ronen Geles	Unregistered Options	10,000			0.05	0.05
54	Ronen Geles	Unregistered Options	38,234
55	Ronen Geles	RSU	5,353
56	Ronen Geles	PSU	11,788
57	Shlomi Drori	Unregistered Options	38,234			0.03	0.03
58	Shlomi Drori	RSU	5,353
59	Shlomi Drori	PSU	11,788

Changes in holdings during March of 2013

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 2 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 44528798375

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 92,915,570.98

Change in the number of securities: -4,000,000

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 3 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 44528798375

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 13,777,000

Change in the number of securities: -13,777,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 11,065,520

Change in the number of securities: 160,745

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 41,579,700

Change in the number of securities: 192,385

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 151,337,358

Change in the number of securities: 1,498,555

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,518,331

Change in the number of securities: -641,134

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 77,718,052

Change in the number of securities: 1,596,085

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 98,188,017

Change in the number of securities: -15,368,327

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 82,496,627

Change in the number of securities: 174,051

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 22,351,785

Change in the number of securities: -2,353,053

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 31 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,771,819

Change in the number of securities: -156,739

Name of the Holder: Eran Ballan

Holder Number: 42 (Ordinary Shares)

Type of Holder: SEVP, GC and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 1,562

Change in the number of securities: -930

Name of the Holder: Rami Vaisenberger

Holder Number: 47 (Ordinary Shares)

Type of Holder: VP and Controller

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 215

Change in the number of securities: -215

Name of the Holder: Ronen Geles

Holder Number: 52 (Ordinary Shares)

Type of Holder: VP Finance

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 286

Change in the number of securities: -286

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.